NuZee, Inc.

2865 Scott St. Suite 107

Vista, California 92081

June 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	NuZee, Inc.
Registration Statement on Form S-1
File No. 333-280251

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), NuZee, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 1, 2024, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Alan A. Lanis, Jr. of Baker & Hostetler LLP, counsel to the Company, at (310) 442-8850 and that such effectiveness also be confirmed in writing.

Very truly yours,

NuZee, Inc.

By:	/s/ Randell Weaver
Randell Weaver
Co-Chief Executive Officer and Chief Financial Officer

By:	/s/ Jianshuang Wang
Jianshuang Wang
Co-Chief Executive Officer